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                       [LETTERHEAD OF VENTURE LAW GROUP]

                               September 14, 1998


VIA EDGAR AND FACSIMILE  (202) 942-9594
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Securities and Exchange Commission
Attention:  Ms. Andrea Biller
450 Fifth Street, N.W., Mail Stop 4-7
Washington, D.C. 20549-1004

     METAWAVE COMMUNICATIONS CORPORATION
     REGISTRATION STATEMENT ON FORM 8-A
     FILE NO. 000-24673

Dear Ms. Biller:

     Metawave Communications Corporation (the "Company") has instructed us to withdraw the Company's Registration Statement on Form 8-A (the "Form 8-A"), which was filed on July 22, 1998.

     Due to the timing of the anticipated effectiveness of the Company's Registration Statement on Form S-1 (the "Form S-1"), we anticipate the currently filed Form 8-A to become effective prior to the Registration Statement's effectiveness. Therefore, we respectfully request that the Form 8-A be withdrawn. We will refile a new Form 8-A at a later date closer to the anticipated effective date of the Registration Statement, with a request to accelerate the effectiveness of the new Form 8-A to the date the Registration Statement is to become effective.

     If you have any questions, please call the undersigned at (425) 739-8700.

                                        Sincerely,

                                        VENTURE LAW GROUP
                                        A Professional Corporation

                                        /s/ Sonya F. Erickson
                                        ---------------------
                                        Sonya F. Erickson


Enclosures
cc:  Kathryn Surace-Smith
     Stephanie Daley-Watson
     William W. Ericson
     John W. Robertson